DELTA MUTUAL, INC.

14362 North Frank Lloyd Wright Blvd., Suite 1103

Scottsdale, AZ 85260

February 28, 2012

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Delta Mutual, Inc.

SEC Comment Letter dated February 24, 2012

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Filed December 16, 2011

File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter dated February 24, 2012 on the Form 10-K/A for the year ended December 31, 2010 (the “2010 10-K/A”), filed under the Securities Exchange Act of 1934, as amended.

Form 10-K/A for the Fiscal Year Ended December 31, 2010 filed on December 16, 2011

The Company is filing with this correspondence an amendment to the 2010 10-K/A that reflects the requested revision (in Comment No. 1) to the Madsen & Associates audit report and, in response to Comment No. 2, the reprinted report of Jewett Schwartz Wolfe & Associates that includes a legend indicating that the report is a copy of a previously issued report and that the predecessor auditor has not reissued the report.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Malcolm W. Sherman

Malcolm W. Sherman

Executive Vice President